August 25, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Interim Report Under Rule 24 of the
Public Utilities Holding Company Act of 1935

Progress Energy, Inc.
410 S. Wilmington Street
Raleigh, North Carolina 27601
File No. 70-10130

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending June 30, 2005, from and after registration of Progress Energy, Inc. (“Progress Energy”) on November 30, 2000:

a.	Any sales of any Common Stock (including original issue shares sold under a Stock Plan) and the purchase price per share and the market price per share as of the date of sale.

i) 2,346,920 shares of Common Stock for the Investor Plus Plan; ii) 18,344 shares of Common Stock for the Equity Incentive Plan; and iii) 217,906 shares of Common Stock for the Employee 401(k) Plan.

b.	The amount and terms of any Preferred Securities, Equity-Linked Securities, Long-term Debt or Short-term debt issued directly or indirectly by Progress Energy during the quarter.

Progress Energy’s commercial paper balance at 6/30/05 was $0.00. Progress Energy issued $297,002,000.00 in commercial paper from 4/01/05 through 6/30/05 at a weighted average yield of 3.312% under a $1.13 billion revolving credit facility.

c.	If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

                  None.

d.	The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan.

                    72,600 shares of Restricted Common Stock for the Equity Incentive Plan.

e.	The amount and terms of any Short-term debt issued by CP&L during the quarter.
Carolina Power & Light Company’s (“CP&L’s”) commercial paper balance at 6/30/05 was $141,500,000.00. CP&L issued $456,132,000.00 in commercial paper from 4/01/05 through 6/30/05 at a weighted average yield of 3.459% under a $450 million revolving credit facility.

f.	The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter.

                  None.

g.	The amount and terms of any securities issued by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

                  None.

h.	The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued.

Guarantor	Beneficiary	Amt (in $)	Purpose of Guarantee & Subsidiary (for which issued)	Date
Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy	Barclay's Bank PLC

Cargill Inc.

Koch Carbon, LLC

NRG Power Marketing, Inc.

JPMorgan Chase Bank, N.A.

Morgan Stanley Capital Group,
Inc.

Morgan Stanley Capital Group,
Inc.

CoEnergy Trading Company, Ltd.

Ridge Generating Station LP	15,000,000 50,000 1,500,000 1,000,000 10,000,000 7,880,000 7,750,000 2,000,000 1,000,000	Progress Ventures, Inc.
Commodity Transactions

Progress Ventures, Inc.
Commodity Transactions

Progress Ventures, Inc.
Commodity Transactions

Progress Ventures, Inc.
Commodity Transactions, et
al.

Progress Ventures, Inc.
Commodity Transactions, et
al.

Progress Ventures, Inc. EEI
and NAESB

Progress Ventures, Inc. ISDA
Master Agreement dated 4/9/02

Progress Ventures Inc. and
Winchester Energy Company,
Ltd. Power and Gas

Progress Ventures, Inc.
			Commodity Transactions	4/14/05 4/19/05 5/02/05 5/5/05 5/13/05 5/19/05 5/19/05 6/1/05 6/21/05
i.	The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued.

                  None.

j.	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments.

Entity (in Progress Energy System)	Counterparty	Notional Amount (in $ millions)	Description	Principal Terms	Transaction Date	Maturity Date
Progress Energy	Bank of America	$25	Interest Rate Swap Cash Flow Hedge	Progress Energy pays 4.725% fixed and receives three (3) - month Libor beginning 3/01/06	5/16/05	3/01/16
k.	With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans.

Non-Utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 6/30/05

	Loans to the Money Pool	Borrowings from the Money Pool
Progress Energy Progress Ventures, Inc. Progress Energy Service Company, LLC Progress Capital Holdings, Inc. Progress Fuels Corporation Strategic Resource Solutions Corp.	$ 749,978,628.00 $0.00 $0.00 $0.00 $0.00 $ 12,212,495.75	N/A $ 273,388,907.25 $ 115,979,127.53 $ 217,346,002.45 $ 241,882,810.36 $ 0.00

The range of interest rates on these borrowings was 3.425% to 3.757%.

Utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 6/30/05

	Loans to the Money Pool	Borrowings from the Money Pool
Progress Energy CP&L Florida Power Corporation	$ 494,208,365.56 $ 80,684,471.83 $ 63,996,620.15	N/A $ 114,105,771.27 $ 440,952,493.82

The range of interest rates on these borrowings was 3.506% to 3.757%.

l.	The market-to-book ratio of Common Stock at the end of the quarterly period.

Progress Energy Common Stock Data (as of June 30, 2005):
Total Common Stock Equity (in millions): Market-to-book ratio:	$7,675 1.46
m.	The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter.

None. No new Intermediate Subsidiaries were organized and no amounts were invested for such purposes during the second quarter of 2005.

n.	With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in the Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of the Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

None. No new Financing Subsidiaries were organized and no amounts were invested for such purposes during the second quarter of 2005.

o.	A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

Filing Entity	Date of Filing
Florida Power Corporation Florida Power Corporation Florida Progress Corporation (Progress Capital Holdings, Inc.) Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc.	May 25, 2005 May 26, 2005 May 26, 2005 April 1, 2005
p.	The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.

A response to this item will be filed confidentially pursuant to 17 CFR § 250.104. None of the investments to be reported confidentially for the second quarter of 2005 required state commission approval.

q.	The aggregate outstanding amount of expenditures for development activities as of the end of the quarter.

                $2,085,821

r.	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter.

PROGRESS ENERGY, INC. UNAUDITED CONSOLIDATED BALANCE SHEETS (in millions) ASSETS	June 30 2005	December 31 2004

Utility Plant
Utility plant in service	$ 22,320	$ 22,103
Accumulated depreciation	(9,341)	(8,783)

Utility plant in service, net	12,979	13,320
Held for future use	6	13
Construction work in progress	1,001	799
Nuclear fuel, net of amortization	230	231

Total utility plant, net	14,216	14,363

Current assets
Cash and cash equivalents	141	56
Short-term investments	40	82
Receivables, net	995	911
Inventory	801	805
Deferred fuel cost	231	229
Deferred income taxes	100	114
Assets of discontinued operations	--	577
Prepayments and other current assets	235	174

Total current assets	2,543	2,948

Deferred debits and other assets
Regulatory assets	1,001	1,064
Nuclear decommissioning trust funds	1,081	1,044
Diversified business property, net	1,917	1,838
Miscellaneous other property and investments	502	444
Goodwill	3,719	3,719
Intangibles, net	321	337
Other assets and deferred debits	346	262

Total deferred debits and other assets	8,887	8,708

Total assets	$ 25,646	$ 26,019

CAPITALIZATION AND LIABILITIES

Common stock equity
Common stock without par value, 500 million shares authorized,
251 and 247 million shares issued and outstanding, respectively	$ 5,540	$ 5,360
Unearned restricted shares	(16)	(13)
Unearned ESOP shares	(63)	(76)
Accumulated other comprehensive loss	(113)	(164)
Retained earnings	2,327	2,526

Total common stock equity	7,675	7,633

Preferred stock of subsidiaries-not subject to mandatory redemption	93	93
Minority interest	41	36
Long-term debt, affiliate	270	270
Long-term debt, net	9,041	9,251

Total capitalization	17,120	17,283

Current liabilities
Current portion of long-term debt	848	349
Accounts payable	576	630
Interest accrued	221	219
Dividends declared	147	145
Short-term obligations	403	684
Customer deposits	189	180
Liabilities of discontinued operations	--	152
Other current liabilities	666	703

Total current liabilities	3,050	3,062

Deferred credits and other liabilities
Noncurrent income tax liabilities	532	625
Accumulated deferred investment tax credits	170	176
Regulatory liabilities	2,451	2,654
Asset retirement obligations	1,229	1,282
Other liabilities and deferred credits	1,094	937

Total deferred credits and other liabilities	5,476	5,674

Total capitalization and liabilities	$ 25,646	$ 26,019

CAROLINA POWER & LIGHT COMPANY d/b/a PROGRESS ENERGY CAROLINAS, INC. UNAUDITED CONSOLIDATED BALANCE SHEETS (in millions) ASSETS	June 30 2005	December 31 2004

Utility plant
Utility plant in service	$ 13,738	$ 13,521
Accumulated depreciation	(5,940)	(5,806)

Utility plant in service, net	7,798	7,715
Held for future use	5	5
Construction work in progress	440	379
Nuclear fuel, net of amortization	163	186

Total utility plant, net	8,406	8,285

Current assets
Cash and cash equivalents	14	18
Short-term investments	18	82
Receivables, net	397	397
Receivables from affiliated companies	12	20
Inventory	399	390
Deferred fuel cost	138	140
Prepayments and other current assets	107	135

Total current assets	1,085	1,182

Deferred debits and other assets
Regulatory assets	496	473
Nuclear decommissioning trust funds	608	581
Miscellaneous other property and investments	212	158
Other assets and deferred debits	157	108

Total deferred debits and other assets	1,473	1,320

Total assets	$ 10,964	$ 10,787

CAPITALIZATION AND LIABILITIES

Common stock equity
Common stock without par value, authorized 200 million shares,
160 million shares issued and outstanding	$ 1,991	$ 1,975
Unearned ESOP common stock	(63)	(76)
Accumulated other comprehensive loss	(111)	(114)
Retained earnings	1,240	1,287

Total common stock equity	3,057	3,072

Preferred stock - not subject to mandatory redemption	59	59
Long-term debt, net	3,263	2,750

Total capitalization	6,379	5,881

Current liabilities
Current portion of long-term debt	--	300
Accounts payable	202	254
Payables to affiliated companies	67	83
Notes payable to affiliated companies	67	116
Short-term obligations	142	221
Customer deposits	48	45
Other current liabilities	271	256

Total current liabilities	797	1,275

Deferred credits and other liabilities
Noncurrent income tax liabilities	993	991
Accumulated deferred investment tax credits	137	140
Regulatory liabilities	1,147	1,052
Asset retirement obligations	950	924
Other liabilities and deferred credits	561	524

Total deferred credits and other liabilities	3,788	3,631

Commitments and contingencies

Total capitalization and liabilities	$ 10,964	$ 10,787

s.	A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy’s consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries.

Progress Energy
Balance 3/31/05
Current earnings
Current earnings from exempt projects
Common dividends
Balance 6/30/05

CP&L
Balance 3/31/05
Current earnings
Dividend of cash to parent
Preferred dividends
Balance 6/30/05

Florida Progress Corporation
Balance 3/31/05
Current earnings
Dividend of cash to parent
Balance 6/30/05

Florida Power Corporation
Balance 3/31/05
Current earnings
Dividend of cash to parent
Preferred dividends
Balance 6/30/05	Consolidated Retained Earnings
(in millions)
$ 2,475
      5
     (6)
   (147)
$ 2,327

Consolidated Retained Earnings
(in millions)
$ 1,256
     67
    (83)
     (0)
$ 1,240

Consolidated Retained Earnings
(in millions)
$ 994
     (8)
      0
$ 986

Retained Earnings
(in millions)
$ 1,283
     10
      0
      0
$ 1,293

t.	A computation in accordance with Rule 53(a) setting forth Progress Energy’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount of investment authority remaining under the July 17, 2002 order.

On June 30, 2005, Progress Energy’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs was approximately $1.324 billion, or about 54.01% of Progress Energy’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2005. The investment authority remaining under the July 17, 2002 order is approximately $2.676 billion as of June 30, 2005.

u.	A statement of Progress Energy’s “aggregate investment” in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter.

	(in millions)	June 30, 2005	Percentage (1)
Total capitalization Net utility plant Total consolidated assets Common Equity Market Value (2)	$18,371 $14,216 $25,646 $11,361		7.2% 9.3% 5.2% 11.7%

(1) The above percentages assume an aggregate investment in EWGs of $1.324 billion
(2) Market value of common equity assumes the following:

Total common shares at 6/30/05 Closing share price at 6/30/05 Total market value	251,136,307 $45.24 $11,361,406,529
v.	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary.

Capital Structure as of June 30, 2005 (in millions		Progress Energy			CP&L			Florida Power Corporation
Common stock equity Preferred securities Minority Interest Long-term debt (1) Long-term debt affiliate Notes to affiliated companies Short-term obligations Total	7,675 93 41 9,889 270 0 403 ------------ 18,371		41.8% 0.5% 0.2% 53.8% 1.5% 0.0% 2.2% 100.0%	3,057 59 0 3,263 0 67 142 ---------- 6,588		46.4% 0.9% 0.0% 49.5% 0.0% 1.0% 2.2% 100.0%	2,389 34 0 2,200 0 0 261 ------------ 4,884		48.9% 0.7% 0.0% 45.1% 0.0% 0.0% 5.3% 100.0%

(1) Includes current portion of long-term debt

w.	For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return, information showing the calculation of Progress Energy's loss that is attributable to interest expense on the acquisition debt and a spreadsheet showing (1) the actual allocation of income taxes to each member of the consolidated group, and (2) the allocation of income taxes to each member of the consolidated group in accordance with the method prescribed by Rule 45(c).

None. Progress Energy and its consolidated subsidiaries filed their consolidated federal income tax return during the third quarter of 2004. A response to this item was filed confidentially pursuant to 17 CFR ss.250.104.

x.	Future registration statements filed under the Securities Act of 1933 during the quarter with respect to securities that are issued in accordance with the authorization requested in the Application will be filed or incorporated by reference as exhibits.

                 None.

PROGRESS ENERGY, INC. By: /s/ Thomas R. Sullivan Thomas R. Sullivan Treasurer